                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS UNDER SECTION
             12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                      PACIFIC ENGINEERING SYSTEMS, INC.
                (Name of small business issuer in its charter)



              DELAWARE                              65-0720846
    (State or Other Jurisdiction of                (IRS Employer
     Incorporation or Organization)            Identification Number)


      8101 EAST KAISER BOULEVARD
         ANAHEIM, CALIFORNIA                          92808
(Address of Principal Executive Offices)            (Zip Code)


                                (714) 777-1000
             (Registrant's Telephone Number, Including Area Code)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                    (None)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                        Common Stock, par value $0.001
                 Preferred Stock -- Class A, par value $0.001
                                Title of Class

                              TABLE OF CONTENTS


                                    PART I

Item 1             Description of Business.

Item 2             Management's Discussion and Analysis or Plan of Operation.

Item 3             Description of Property.

Item 4             Security Ownership of Certain Beneficial Owners and
                   Management.

Item 5             Directors, Executive Officers, Promoters and Control
                   Persons.

Item 6             Executive Compensation.

Item 7             Certain Relationships and Related Transactions.

Item 8             Description of Securities.

                                   PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2             Legal Proceedings.

Item 3             Changes In and Disagreements With Accountants.

Item 4             Recent Sales of Unregistered Securities.

Item 5             Indemnification of Directors and Officers.

                                   PART F/S

                   Financial Statements.

                                   PART III

Item 1             Index to Exhibits.

Item 2             Description of Exhibits.

                                    PART I

ITEM 1 - DESCRIPTION OF BUSINESS

Pacific Engineering Systems, Inc., ("Pacific Engineering" or the "Company") is a single source provider of design, engineering, construction and installation services for manufacturing plants and materials processing facilities. Pacific Engineering also provides installation, commissioning and start-up of such systems, along with training of systems operators. The Company provides these services for the Plastics, Petrochemical, Fine Chemical, and Food industries. The Company was organized as a Delaware Corporation on August 8, 1985 and is currently based in Anaheim, California.

On May 5, 1998, the Company (which at the time was designated Health Emporium, Inc., a Delaware corporation ("HEI")) acquired all of the outstanding common stock of Pacific Engineering Systems, Inc., a California corporation ("Pacific-California") in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of HEI (the Company) by Pacific-California. Immediately prior to the acquisition, HEI had outstanding 5,318,388(1) shares of Common Stock, 150,000 shares of Preferred Stock, and 1,900,000 Warrants to purchase common stock at an exercise price of $0.50 per share.

As part of the reorganization, the Company issued 10,920,000 shares of its Common Stock to the shareholders of Pacific-California in exchange for 20,000 shares of Pacific-California Common Stock. Simultaneous with the merger, HEI changed its name to Pacific Engineering Systems, Inc. HEI had no significant operations prior to the merger. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "PFIC".

Business of Company

Pacific Engineering is a world class EPCM (Engineer, Procure, Construct and Manage) firm with comprehensive expertise in solid and liquid handling in both continuous and batch processes. The Company has extensive experience in formulating, reacting, mixing, extruding, blending, packaging and load out technologies. The Company's scope of work encompasses site demolition and preparation; facility layout and construction; and the design, engineering and procurement of the primary process equipment and required sub-systems. All such services are performed for a fixed price.

The range of the Company's project work includes both the addition of new production lines and the de-bottlenecking and improvement of existing operations. The breadth and depth of Pacific Engineering's project experience includes installation and start-up of precision extrusion lines, construction of a polyvinyl chloride compounding facilities, and complete automation of high throughput pasta plants.

Several industry sectors supply similar, if not equivalent, goods and services. Management believes that by focusing on the Company's experience in overlapping sectors, growth may be achieved through an acquisition strategy. For example, an engineering firm such as Pacific Engineering might team with a direct supplier of heavy processing equipment. The Company views several sector participants as potential acquisition candidates due to horizontal and vertical relation.

In the 1970's Arthur Granito founded the beginnings of what was to become Pacific Engineering when he began to design and build industrial processing systems at a fixed price. At that time, most projects were handled on a cost plus basis. The Company helped to pioneer an approach to project execution which guaranteed the performance of complete systems for a fixed price. The mission of Pacific Engineering today is to be a market leader in fixed price projects within the engineering and construction industry.

Industry Overview

The engineering and construction industry is a multi-billion dollar industry. The primary competitors in this industry are large multi-national engineering firms and small regional U.S. firms. The industry focuses on the ability to offer
_________________
      1 All references to the Company's Common Stock have been adjusted to reflect a 2-for-1 forward stock split which occured effective
        June 16, 1998.

cutting edge design processes, engineering resources and experts, and construction materials procurement along with industrial development know-how and equipment that facilitates the efficiency of plant capacity and industrial sites. General economic growth is the primary factor that fuels the construction of food processing factories, petrochemical processing facilities, pharmaceutical preparation sites and other industrial plants required to produce products in demand.

Market Size

The market size in the target North American market is approximately $500 million to $1 billion annually. Market size varies and is dependent upon certain economic variables including the cost of capital and interest rates.
 As the weighted costs of capital decreases, more firms decide to build and/or improve capacity. In addition, increases in the price of petroleum derivatives, refined chemicals, and processed food may influence the need to build or upgrade plants.

The prices for goods manufactured and processed at industrial facilities engineered and constructed by the Company may rise enough to realize an increase in revenue from additional capacity. That is, increases in the value added to processed materials may justify expansion and upgrading; thereby enlarging the market size for the Company's goods and services.

Technology

The technological variables concerning the engineering and construction of materials processing facilities include, but are not limited to: 1) computer aided drafting, 2) factory automation systems, 3) automated process control, and 4) improved versions of existing processes, materials and/or techniques.
 Off-site design, fabrication and modularization may also be considered a technology driven feature in this industry. The Company continuously surveys market activities for technology offering beneficial and cost-reducing processes, procedures and constructions.

Management believes that its automated process control technology offers a cutting edge approach to plant operations. In addition, Management believes that the Company's engineering, procurement and construction services supply an effective approach to the design and building of industrial sites.

However, given the scope and scale of goods and services supplied, Pacific Engineering acknowledges that continual technological advancements in plant operations, materials processing, site construction and training procedures are expected by the customers and the marketplace.

Year 2000 Disclosure

The Company has completed a comprehensive review of its computer systems to identify all software applications that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is also continuing to monitor its computer systems and monitoring the adequacy of the processes and progress of third-party vendors of systems that may be affected by the Year 2000 issue. The Company is dependent on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and buying, planning and paying for services. The Company also relies on its own computer systems. The Company expects to complete its Year 2000 compliance program by mid-1999 and anticipates that its total expenditures on such program will not materially effect the Company's results of operations and financial position and will be expensed as incurred. While the Company believes that its procedures are designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, the Company's efforts, or those of third parities with whom the Company interacts, may not be satisfactorily completed in a timely fashion or may cost substantially more to remedy than the amount anticipated. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

Competition

There is a broad base of competition in the Company's markets. These competitors consist of two primary types: 1) large multi-national engineering and construction firms such as Fluor-Daniel and Jacobs Engineering; and

2) smaller U.S. regional firms. The large firms are generally not cost competitive with the Company for the size of projects typically bid by the Company, but these firms often accept lower margins to compete with the Company. The smaller regional firms generally do not wish to execute projects on a true fixed-price basis, especially if the project involves the entire range of EPCM services offered by Pacific Engineering.

Competition from large and well-financed companies may attract potential customers away from the Company. There may also be other competitors that the Company has not identified.

Major Suppliers

Pacific Engineering utilizes a broad range of suppliers for its projects. These suppliers are primarily located in the U.S., with certain products manufactured overseas and represented by U.S. vendors.

Pacific Engineering maintains on-going relationships with many vendors, This helps to facilitate the procurement of items at competitive prices with reduced delivery times. No product or service procured by Pacific Engineering is single-sourced, and Pacific Engineering competitively bids suppliers for each purchase.

Dependence on Key Customers

While Pacific Engineering has repeat business, it is not dependent on any single firm for a significant portion of its annual sales. Pacific Engineering's customer base changes from year-to-year as new clients are added and as existing clients are acquired or merged with other firms.

Pacific Engineering's current thrust is to continually diversify its customer base in order to ensure that the Company does not become dependent on any single customer or industry segment. Pacific Engineering has performed projects for many large clients such as Exxon, Procter & Gamble, Hershey, Chevron, BASF and British Petroleum.

Patents, Trademarks, Licenses

Pacific Engineering does not depend upon any patents, trademarks, or licenses to conduct its business; nor does Pacific Engineering hold any such patents, trademarks, or licenses. Pacific Engineering does hold business licenses, contractors' licenses and engineering licenses as required to do business in various jurisdictions. Pacific Engineering acquires the required licenses for each project.

Effect of Governmental or other Regulatory Approval on Company's Operations

Pacific Engineering's clients are typically responsible for the procurement of government and regulatory approvals for plant construction and/or expansion. Virtually all of the Company's work is plant expansions and clients typically modify existing permits to allow for increased capacity engendered by Pacific Engineering's projects.

Cost of Compliance with Environmental Regulations

Pacific Engineering's clients typically accept liability for compliance with environmental regulations. Pacific Engineering does not perform site remediation, environmental clean-up, or hazardous waste disposal. If such conditions exist at a site where Pacific Engineering must work then the client typically performs and is responsible for site remediation, environmental clean-up, or hazardous waste disposal.

Number of Employees

Pacific Engineering maintains a core staff of experienced managers, technical experts and professional sales people. This core staff numbers about fifty (50) people. Pacific Engineering augments this staff with up to seventy (70) additional employees as needed to satisfy project needs, particularly in the area of detailed design.
Stock Options

On October 30, 1998, the Company issued options to purchase an aggregate of 2,510,000 shares of the Company's Common Stock at an exercise price of $1.25 to certain of its officers and employees who had previously agreed to a reduction in salary, as well as to outside consultants.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

RESULTS OF OPERATIONS

Revenues

Total revenues increased 25% from $26,654,780 for the fiscal year ended September 30, 1996 to $33,244,687 for the fiscal year ended September 30, 1997. However, in the fiscal year ended September 30, 1998 the Company's revenues declined by 45% to $18,221,403. This decline was primarily due to the Asian economic crisis. As a result of the severe economic downturn in Asia, several of the Company's projects (which were in the final sales process stage and were expected to begin construction in the fiscal year ended September 30, 1998) were abruptly canceled. The cancellation of these orders resulted in the significant reduction in revenues for the fiscal year ended September 30, 1998, and forced the Company to realign its sales and marketing efforts.

Cost of Sales

Total cost of sales decreased by $9,652,084 (39%) to $15,005,494 for the fiscal year ended September 30, 1998 as compared to $24,657,578 for the fiscal year ended September 30, 1997. This decrease was due to the decline in revenues. However, cost of sales as a percentage of revenues in 1996 was 86%, which declined to 74% in 1997. As revenues increased, the Company began operating more efficiently. In the fiscal year ended 1998, even though the Company's revenues fell well below the 1996 level, Management was able to effectively control operations such that cost of sales consisted of 82% of revenues.

Gross Profit

Gross profit declined from $8,587,109 for the fiscal year ended September 30, 1997 to $3,215,909 for the fiscal year ended September 30, 1998. This 63% decrease was also due to the decline in revenues as a result of the Asian Economic Crisis. Gross profit for the fiscal year ended September 30, 1996 was $3,626,372 (14% of revenues), The increase between the fiscal year ended September 30, 1996 and the fiscal year ended September 30, 1997 was primarily due to the increased efficiencies associated with higher revenues generated during the fiscal year ended September 30, 1997. In the fiscal year ended in September 30, 1998, even though gross profit decreased to $3,215,909, (well below the fiscal year ended September 30, 1997 levels), Management was able to maintain gross profit at 18% of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") consist primarily of sales and marketing related expenses. Additionally, Administrative Expenses include all of the fixed costs associated with the Company's corporate headquarters. SG&A expenses were $4,053,080 or 15% of revenues for the fiscal year ended September 30, 1996. In the fiscal year ended September 30,1997, SG&A grew by 40% to $5,678,870 or 17% of revenues. The increased costs were reflective of the increased level of business. However in the fiscal year ended September 30, 1998 these expenses declined 10% to $5,107,258 or 28% of revenues. With the declining revenues in fiscal year 1998, Management decided to place greater emphasis on the Company's sales and marketing effort in an attempt to rebuild revenues. This increase in sales and marketing significantly contributed to the increased percentage of SG&A to revenues for the fiscal year ended September 30, 1998.

Other Income (expense)

Other income and expenses consist primarily of interest income and expense, gain or loss on sale of property and other miscellaneous items. This category increased 167% from an expense of $100,254 for the fiscal year ended

September 30,1997 to an income of $67,311 for the fiscal year ended September 30, 1988. This increase was due primarily to a loss on investments recorded in the fiscal year ended September 30, 1997 and the gain on sale of property that occurred in fiscal year ended September 30, 1998.

Net Income (loss)

Net income increased from a loss of $320,036 for the fiscal year ended September 30, 1996 to an income of $2,809,628 (978%) for the fiscal year ended September 30, 1997. However with the decrease in revenues due to the Asian Economic Crisis for the fiscal year ended September 30, 1998, net income fell 165% to a loss of $1,824,838 for the fiscal year ended September 30, 1998.

Assets and Liabilities

Total assets decreased from $4,487,869 as of the fiscal year ended September 30, 1997 to $1,858,462 for the fiscal year ended September 30, 1998. This (59%) decrease was due primarily to the decrease in costs and estimated earnings in excess of billings on contracts in process and a decline in cash. Accounts receivable increased 39% from $793,982 for the fiscal year ended September 30, 1997 to $1,107,489 for the fiscal year ended September 30, 1998. This increase in accounts receivable was essentially due to increased billings that were outstanding by the Company's clients.

Total Liabilities increased 65% from $2,399,771 in the fiscal year ended September 30, 1977 to $3,952,643 in the fiscal year ended September 30, 1998. This increase was primarily due to the increase in accounts payable from $677,883 for the fiscal year ended September 30, 1997 to $1,534,196 (126%) for the fiscal year ended September 30, 1998.

Shareholders Equity

Shareholders' Equity decreased from a positive $2,088,098 for the year ended September 30, 1997 to a deficit of $2,074,181 for the fiscal year ended September 30, 1998. This 200% decrease reflects the decline in revenues during the fiscal year ended September 30, 1998, the increased sales and marketing effort to rebuild revenues for future growth, and distribution to shareholders.

Results of Operations for the year ended September 30, 1998

The fiscal year ended September 30, 1998 was a year of realignment, cutbacks and a focusing of the Company's full efforts on sales and marketing in a concerted effort to secure new contracts. This strategy was necessary to compensate for the financial blow that the Company sustained due to the devastating Asian economic crisis and the domestic industrial fall-out that resulted. The time from the Company's average marketing, sales and bid process prior to initiating a contract and commencing a project takes approximately 6 months to 1 year or more. The industrial sectors, which the Company serves, began to feel the beginnings of the Asian economic downturn in the latter part of fiscal year 1997. The lengthy process of initiating a contract is compounded by the fact that the time for completion of an average job process is in excess of 1 year. Therefore, the Asian economic downturn did not effect revenues until fiscal year 1998. During the fiscal year ended September 30, 1998 the Company cut internal costs, enhanced its sales efforts, and refocused its marketing to ensure more industrial diversification and a broader client base. As a result, the Company in the first quarter of 1999 has begun seeing the benefits of these efforts in the form of increased contracts. Management believes that the downturn in the fiscal year ended September 30, 1998 can be viewed as a beneficial experience for the Company. As a result, Management has become more cost-efficient, the Company's client base is now more diversified, and there is greater flexibility in working with the client. Management believes that the Company has become much more competitive. Therefore, the Company expects to return to, and exceed prior years' initiation of contracts, booking revenues, and profitability.

Liquidity and Capital Resources

Cash declined from $779,721 for the fiscal year ended September 30, 1997 to $62,307 in the fiscal year ended September 30, 1998. This 92% decline was primarily due to the economic downturn, which is discussed more fully above in Results of Operations. Accounts Receivable increased from $793,982 in the fiscal year ended

September 30, 1997 to $1,107,489 in the fiscal year ended September 30, 1998. This 39% increase was primarily due to more billings associated with the maturing contract process incurred in the fiscal year ended September 30,1998.

The Company initiated a revolving line of credit of $1,000,000 in the fiscal year ended September 30, 1998. As of September 30, 1998 the utilization to date of $700,000 of this credit facility had given the Company the ability to bridge its capital requirements.

Capital Expenditures

The Company's capital expenditures and dispositions vary from year to year. In the fiscal year ended September 30, 1998, the Company sold assets and incurred a gain on the disposition of $92,921. None of the assets disposed of were of a material nature to the Company.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective December 1, 1996, the Company began leasing approximately 23,407 square feet of administrative office space in Anaheim, California at a monthly rental rate of $26,775. This facility serves as the Company's headquarters and primary place of business. The monthly rental rate increased to 35,367 on September 1, 1998. The monthly rental rate is set to increase to $36,881 on July 1, 1999, and $36,880 on April 1, 2000 through the end of the lease. The lease expires on November 31, 2001. On April 1, 1997, the Company entered into an Addendum to the Lease whereby the Company agreed to lease an additional 950 square feet of office space at the same location. As a result of the addendum, the Company's monthly rental rate increased by $1,377.50 from April 1, 1997 through August 31, 1998; $1,453 from September 1, 1998 through March 31, 2000; and $1,501 from April 1, 2000 through the end of the lease.

The Company does not currently anticipate the need for additional space for its operations. However, should the need for additional space arise, the Company believes that such additional space will be available on reasonable terms.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 15, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (I) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


Title                                                            Percent of
of Class       Name and Address of Beneficial Owner Common Stock Outstanding
Common Stock   Greg M. Magda(2)                      -0-             -0-
               8101 East Kaiser, Boulevard
               Anaheim, California 92808

Common Stock   Arthur R. Granito                     10,920,000      67%
               8101 East Kaiser, Boulevard
               Anaheim, California 92808

Common Stock   Carol Taylor(3)                       -0-             -0-
               8101 East Kaiser, Boulevard
               Anaheim, California 92808

All Directors and Officers as a Group (3)            10,920,000      67%


     2 Does not reflect options to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $1.25 vesting 20% per year over five years granted to Mr. Magda on October 30, 1998.
     3 Does not reflect options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $1.25 vesting 20% per year over five years granted to Ms. Taylor on October 30, 1998.



Title                                                           Percent of
of Class   Name and Address of Beneficial Owner  Common Stock   Outstanding
Preferred  Blaise Investments Ltd.               150,000        100%
Class A    East Wing Second Level
           Hadfield House
           Post Office Box 583
           Library Street
           Gibralter, Gibralter Canada

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                    Age        Positions

Greg M. Magda           49         Chief Executive Officer, President, and
                                   Director (1998)

Arthur R. Granito       56         Chairman of the Board, Director (1998)

Carol Taylor            50         Secretary and Treasurer (1998)

GREG M. MAGDA is currently the Company's Chief Executive Officer, President, and a member of the Board of Directors. Mr. Magda has over twenty-five years of diversified business and management experience. Mr. Magda has managed domestic and international businesses in such diverse industries as the Services, Manufacturing, Petro-Chemical Engineering, Food Processing, Plastics and Pharmaceutical Industries. Mr. Magda joined Pacific-California in 1978 as its Northeast Regional Sales Engineer. Mr. Magda has continuously been with Pacific Engineering since 1978 and has held several positions within Pacific Engineering. Mr. Magda became its President in 1997 and its CEO in 1998. Mr. Magda has a Bachelor of Science degree in Business Administration from Waynesburg College, Waynesburg, PA.

ARTHUR R. GRANITO is currently the Chairman and a member of the Company's Board of Directors. Mr. Granito founded Pacific Engineering the early 1970's and has worked for Pacific-California since its inception. Since that time, he has been responsible for the financial, legal, and administrative functions of Pacific Engineering. Currently, Mr. Granito administers and directs the professionals within the Company. Mr. Granito has several years experience in business and financial management.

CAROL TAYLOR is currently the Company's Secretary and Treasurer. Ms. Taylor has several years of experience in business management in several diverse industries such as construction, dental, manufacturing, advertising, and engineering. Ms. Taylor joined Pacific-California in 1988 and has been continuously with the company from that date. Ms. Taylor is responsible for the administrative functions of the Company, its infrastructure, and Human Resource Department.

ITEM 6 - EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                          SUMMARY COMPENSATION TABLE

                     Annual Compensation                   Long Term Compensation
                                                             Awards       Payouts

                                                              Restricted  Securities
Name and                                        Other Annual    Stock     Underlying    LTIP     All Other
Principal                     Salary    Bonus   Compensation    Awards    Options/SARs  Payouts  Compensation
Position             Year      ($)       ($)        ($)          ($)          (#)         ($)               ($)

Greg M. Magda        1998(4)  165,000   -0-         -0-          -0-         -0-          -0-        -0-

                     1997     190,000   -0-         -0-          -0-         -0-          -0-        -0-

                     1996     185,000   -0-         -0-          -0-         -0-          -0-        -0-

Arthur R. Granito    1998   1,280,000   -0-         -0-          -0-         -0-          -0-        -0-

                     1997   1,204,000   -0-         -0-          -0-         -0-          -0-        -0-

                     1996     575,000   -0-         -0-          -0-         -0-          -0-        -0-

Carol Taylor         1998(5)   90,750   -0-         -0-          -0-         -0-          -0-        -0-

                     1997     105,833   -0-         -0-          -0-         -0-           -0-               -0-

                     1996     100,000   -0-         -0-          -0-         -0-

     4 Does not reflect options to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of
$1.25 vesting 20% per year over five years granted to Mr. Magda subsequent to the fiscal year ended September 30, 1998 on
October 30, 1998.
     5 Does not reflect options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $1.25 vesting
20% per year over five years granted to Ms. Taylor subsequent to the fiscal year ended September 30, 1998 on October 30, 1998 on
October 30, 1998.


OPTION/SAR GRANTS IN LAST FISCAL YEAR


                      NUMBER OF SECURITIES       PERCENT OF TOTAL
                      UNDERLYING OPTIONS/SAR'S   OPTIONS/SAR'S GRANTED TO
                      GRANTED (#)                EMPLOYEES IN FISCAL YEAR  EXERCISE OF BASE PRICE
NAME                                                                              ($/SH)           EXPIRATION DATE

Greg M. Magda         -0-                        -0-                       N/A                         N/A

Arthur R. Granito     -0-                        -0-                       N/A                         N/A

Carol Taylor          -0-                        -0-                       N/A                         N/A


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                         NUMBER OF UNEXERCISED
                                                         SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                                                         OPTIONS/SARS AT FY-END(#)  IN-THE-MONEY OPTION/SARS AT
                  SHARES ACQUIRED ON                     EXERCISABLE/UNEXERCISABLE  FY-END ($)
NAME                EXERCISE (#)      VALUE REALIZED($)                             EXERCISABLE/UNEXERCISABLE

Greg M. Magda        -0-                  -0-                   -0-                       -0-

Arthur R. Granito    -0-                  -0-                   -0-                       -0-

Carol Taylor         -0-                  -0-                   -0-                       -0-



COMPENSATION OF DIRECTORS

For the fiscal years ended September 30, 1997 and 1998, each Director was compensated in the amount of $2,500. Directors are also reimbursed for direct out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 5, 1998, the Company (which at the time was designated Health Emporium, Inc., a Delaware corporation ("HEI")) acquired all of the outstanding common stock of Pacific Engineering Systems, Inc., a California corporation ("Pacific-California") in a business combination described as a "reverse acquisition" in exchange for 10,920,000 shares of the Company's Common Stock. At the time of the merger, Arthur Granito was the sole shareholder of Pacific-California.

Arthur R. Granito, the majority shareholder of the Company and its Chairman of the Board of Directors, owns 100% of Specialty Assembly, Inc., ("Specialty") which he purchased in January, 1998. Specialty is a sub-contractor, and for the years ended September 30, 1998, 1997, and 1996, Specialty performed $1,685.381, $1,554,216, and $1,449,985, respectively, in sub-contract work for the Company. For the years ended September 30, 1998 and 1997, respectively, the Company owed Specialty $111,265 and $0.

During January 1997, the Company purchased certain equipment, furniture, fixtures, and improvements from Mr. Granito for $411,087. The purchase price of the assets was the equipment's price to Mr. Granito, who purchased them between December, 1996 and January, 1997.

Immediately prior to the merger between HEI and Pacific-California, the Company sold certain equipment, autos, furniture, and fixtures to Specialty for $230,682, which was approximately equal to the federal income tax net book value of the assets.

The Company subsequently entered into a non-written lease agreement with Specialty to lease assets from Specialty for $20,000 per month. For the year ended September 30, 1998, the Company incurred $100,000 in lease charges from Specialty.

Since the Company's inception, the Company has advanced cash to, and has received cash advances from its Chairman of the Board, Arthur R. Granito, as each party would require funds. As of September 30, 1998 and 1997, the Company owed Mr. Granito $209,356 and $385,051, respectively.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock, $0.001 par value per share, of which 16,238,388 shares were outstanding as of February 1, 1999. On May 16, 1998, the Company approved a 2-for-1 stock split of its Common Stock, which became effective on June 16, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company pursuant to this Memorandum will be, when issued and delivered, fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, $0.001 par value. Of the Preferred Stock, 150,000 shares have been designated as Series A Convertible Stock, each share of which is convertible into three shares of Common Stock at the expiration of six months from the date of issuance. 150,000 shares of Series A Preferred Stock are issued and outstanding. Additionally, 500,000 shares of Preferred Stock has been designated as Series B Convertible Stock, each share of which is convertible into three shares of Common Stock at a price of $0.50 per share. In the event of liquidation, dissolution, or other termination of the Company, each share of Series B convertible Preferred Stock shall be deemed to have been converted to three shares of Common Stock, at par value, and shall be entitled to participate therein on the same basis as the outstanding share of Common Stock. As of February 1, 1999, there were no issued and outstanding shares of Series B Convertible Preferred Stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

The Company intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

TRANSFER AGENT

The transfer agent for the Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321. The Company serves as its own transfer agent for the Preferred Stock.

                                   PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Non-NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company merged with HEI in May, 1998. Prices prior to the merger reflect trading in HEI Common Stock without the assets of the Company. The Company's Common Stock was not listed on the Non-NASDAQ Bulletin Board during 1997.


    YEAR         PERIOD              HIGH    LOW

    1998         First Quarter. .    1.25    0.25
                 Second Quarter . . . 7      0.375
                 Third Quarter. . . . 5      1
                 Fourth Quarter. . . 2.843   0.75

NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Common Stock of the company as of the close of business on February 1, 1999 was approximately 34.

DIVIDEND POLICY

To date, the company has declared no cash dividends on its Common Stock, and does not expect to pay cash dividends in the next term. The company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective September, 1998, Singer, Lewak, Greenbaum & Goldstein, Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

In May, 1998, the Company (which at the time was designated Health Emporium, Inc., a Delaware corporation ("HEI")) acquired all of the outstanding common stock of Pacific Engineering Systems, Inc., a California corporation ("Pacific-California") in a business combination described as a "reverse acquisition". As part of the reorganization, the Company issued 10,920,000 shares of its Common Stock to the shareholders of Pacific-California in exchange for all of the outstanding shares of Common Stock of Pacific-California. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning on July 17, 1998, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $2,000,000.

                                   PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                   PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

(2)         Agreement and Plan of Reorganization
(3.1) Certificate of Incorporation of Jacqueline Beauty Products, Inc. filed with the Delaware Secretary of State on August 8, 1985.
(3.2) Certificate of Correction of Jacqueline Beauty Products, Inc. filed with the Delaware Secretary of State on August 14, 1995
(3.3) Certificate for Renewal and Revival of Charter filed with the Delaware Secretary of State on August 24, 1995.
(3.4)       Certificate of Amendment of Certificate of
            Incorporation of Jacqueline Beauty Products, Ltd., filed with the Delaware Secretary of State on September 12, 1995.
(3.5)       Certificate of Amendment of Certificate of
            Incorporation of Health Emporium, Inc. filed with the Delaware Secretary of State on December 13, 1996.
(3.6)       Certificate of Merger of Pacific Engineering
            Systems, Inc., a California corporation into Health
            Emporium, Inc., a Delaware corporation, filed with the Delaware Secretary of State on May 5, 1998.
(3.7)       Certificate of Amendment of Certificate of
            Incorporation of Pacific Engineering Systems, Inc., a Delaware corporation, filed with the Delaware
            Secretary of State on May 15, 1998.
(3.8)       Corporate Bylaws of Health Emporium, Inc., dated
            December 16, 1996.
(10.1) Standard Commercial Form Lease dated October 28, 1996 for premises located at 8101 East Kaiser Boulevard, Anaheim, CA.


ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable



                                  SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       PACIFIC ENGINEERING SYSTEMS, INC.


Date: February 15, 1999                By:/s/ Greg M. Magda

                                       Greg M. Magda
                                       Chief Executive Officer

                      PACIFIC ENGINEERING SYSTEMS, INC.
                             FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED
                      SEPTEMBER 30, 1998, 1997 AND 1996

                                            PACIFIC ENGINEERING SYSTEMS, INC.
                                                                     CONTENTS
                                                           SEPTEMBER 30, 1998


                                                                       Page


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS           1


            FINANCIAL STATEMENTS

              Balance Sheets                                           2 - 3


              Statements of Operations                                   4


              Statements of Shareholders' Equity                         5


              Statements of Cash Flows                                 6 - 7


             Notes to  Financial Statements                           8 - 19

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



     Board of Directors and Shareholders
     Pacific Engineering Systems, Inc.


     We have audited the accompanying balance sheets of Pacific Engineering Systems, Inc. as of September 30, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Engineering Systems, Inc. as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



     SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

     Los Angeles, California
     December 18, 1998

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                                              BALANCE SHEETS
                                                  SEPTEMBER 30,1997 AND 1998


                                    ASSETS

                                                        1998           1997
  CURRENT ASSETS
    Cash                                       $       62,307     $ 779,721
    Accounts receivable                             1,107,489       793,982
    Other receivables                                    -           18,017
    Investment                                           -           35,000
    Costs and estimated earnings in excess of billings
     on contracts in progress                         199,831     2,123,001
    Prepaid expenses                                   31,505        56,028
    Prepaid income taxes                              151,176        84,549

     Total current assets                           1,552,308     3,890,298

  EQUIPMENT, AUTOMOBILES, AND IMPROVEMENTS, net       267,207       558,624
  DEPOSITS AND OTHER ASSETS                            38,947        38,947


     TOTAL ASSETS                                $  1,858,462  $  4,487,869

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                                  BALANCE SHEETS (CONTINUED)
                                                  SEPTEMBER 30,1997 AND 1998


                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                              1998              1997
  CURRENT LIABILITIES
    Accounts payable                       $ 1,534,196       $  677,883
    Accrued liabilitie                          -                40,297
    Billings in excess of costs and estimated earnings
     on contracts in progress                1,509,091        1,213,395
    Advances payable - Chairman of the Board   209,356          385,051
    Current portion of notes payable            -                60,420
    Line of credit                             700,000              -
    Income taxes payable                        -                 2,150

       Total current liabilities             3,952,643        2,379,196

  NOTES PAYABLE, less current portion           -                20,575

         Total liabilities                   3,952,643        2,399,771

  COMMITMENTS AND CONTINGENCIES

  SHAREHOLDERS' EQUITY (DEFICIT)
    Series A convertible preferred stock, $0.001 par value
     150,000 shares authorized, issued, and outstanding
                                                   150             150
    Series B convertible preferred stock, $0.001 par value
     500,000 shares authorized
     no shares issued and outstanding
                                                 -                  -
    Common stock, $0.001 par value
     24,000,000 shares authorized
     16,238,000 and 9,178,000 shares issued and outstanding
                                                  16,238         9,718
    Additional paid-in capital                  (417,882)     (411,362)
    Retained earnings (accumulated deficit)   (1,692,687)    2,489,592

       Total shareholders' equity (deficit)   (2,094,181)    2,088,098

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
                                              $1,858,462   $ 4,487,869

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                                    STATEMENTS OF OPERATIONS
                       FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998


                           1998                1997               1996

  REVENUES             $18,221,403         $33,244,687         $26,654,780

  COST OF SALES         15,005,494          24,657,578          23,028,408

  GROSS PROFIT           3,215,909           8,587,109           3,626,372

  SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
                         5,107,258           5,672,877           4,053,080

  INCOME (LOSS) FROM OPERATIONS
                        (1,891,349)          2,914,232            (426,708)

  OTHER INCOME (EXPENSE)
   Directors' fees          (5,040)             (6,759)               -
   Discounts earned          7,421              31,381              43,702
   Interest expense        (31,913)             (9,859)            (12,181)
   Interest income           3,922             130,573              90,589
   Gain (loss) on sale of property
                            92,921             (33,477)            (13,333)
   Miscellaneous income       -                 52,887                 -
   Loss on investment         -               (265,000)                -

    Total other income (expense)
                            67,311            (100,254)            108,777


  INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES
                        (1,824,038)          2,813,978            (317,931)

  PROVISION FOR INCOME TAXES   800               4,350               2,105

  NET INCOME (LOSS)    $(1,824,838)         $2,809,628          $ (320,036)

  BASIC INCOME (LOSS) PER SHARE
                          $  (0.15)            $  0.30            $  (0.03)

  DILUTED INCOME (LOSS) PER SHARE
                          $  (0.15)            $  0.28            $  (0.03)

  WEIGHTED-AVERAGE SHARES OUTSTANDING
                        12,385,397           9,629,742            9,600,000

                                             PACIFIC ENGINEERING SYSTEMS, INC.
                                            STATEMENTS OF SHAREHOLDERS' EQUITY
                         FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998


                                                                Retained
            Series A Convertible                      Additional
 Net                     Earnings
               Preferred Stock                   Common Stock
Paid-In                Liabilities of   (Accumulated
          Shares          Amount              Shares            Amount
Capital                    Pacific            Deficit)             Total

BALANCE, SEPTEMBER 30, 1995    -       $ -         $       - $       - $-
   $         (425,044)        $        - $ (425,044)
ISSUANCE OF COMMON STOCK
 IN EXCHANGE FOR SERVICES                 9,600,000          9,600
(429,844)             425,044            4,800

NET LOSS                                                                (320,03
)   (320,036)

BALANCE, SEPTEMBER 30, 1996    -         -         9,600,000     9,600
(429,844)             -        (320,036)  (740,280)
SALE OF COMMON STOCK, net

 of costs                                 118,000   118     9,832
   9,950
ISSUANCE OF PREFERRED STOCK
 IN EXCHANGE FOR SERVICES,

 net of costs          150,000       150                    4,850
   5,000

SALE OF WARRANTS                                            3,800
   3,800
NET INCOME
2,809,628            2,809,628

BALANCE, SEPTEMBER 30, 1997    150,000   150       9,718,000     9,718
(411,362)             -        2,489,592  2,088,098
CANCELLATION OF SHARES BY

 PRIOR COMPANY OFFICERS                   (4,400,000)        (4,400)  4,400
                     -
SHARES ISSUED FOR THE
 ACQUISITION OF PACIFIC       -        -  10,920,000         10,920
(10,920)                                 -
DISTRIBUTIONS TO SHAREHOLDERS
(2,357,441)           (2,357,441)
NET LOSS
(1,824,838)           (1,824,838)

BALANCE, SEPTEMBER 30, 1998    150,000 $ 150       16,238,000 $ 16,238
$(417,882)          $ -      $ (1,692,687)        $ (2,094,181)

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                                    STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998


             1998                            1997               1996
  CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                  $(1,824,838)       $2,809,628 $ (320,036)
   Adjustments to reconcile net income (loss) to net
    cash used in operating activities
     Depreciation                       110,256   131,622  75,362
     Issuance for common stock in exchange for
      services                                -         -                4,800
     Issuance of preferred stock in exchange for
      services                                -     5,000                    -
     (Gain) loss on disposition of equipment and
      improvements                      (92,921)   33,477               13,333
     Loss on investment                       -   265,000  -
     Provision for loss on contracts          -         -  (96,462)
   (Increase) decrease in
    Accounts receivable                (313,507)  833,640  (1,092,302)
    Other receivables                    18,017    (3,008)         (10,723)
    Costs and estimated earnings in excess of
     billings on contracts in progress 1,923,170  (53,620)         (1,747,513)
    Prepaid expenses                    (42,104)   (7,898)         (132,679)
    Other assets                              -   (18,607)         4,291
    Increase (decrease) in
    Accounts payable                    856,313     3,578  (350,692)
    Other accrued liabilities           (40,297)  (13,097)         26,231
    Income taxes payable                 (2,150)    2,150  (2,515)
    Billings in excess of costs and estimated earnings
     on contracts in progress           295,696 (2,996,357)         3,991,461

  Net cash provided by operating activities    887,635   991,508    362,556

  CASH FLOWS FROM INVESTING ACTIVITIES
   Advances from (to) Chairman of the Board, net (175,695)  488,587  (133,536)
   Purchases of fixed assets                  -  (436,943)         (138,416)
   Proceeds from sale of fixed assets   230,683     8,000  5,000
   Disbursements on investment                -  (300,000)         -
   Repayments on investment              35,000         -  -

  Net cash provided by (used in) investing activities    89,988      (240,35)
(266,952)

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                        STATEMENTS OF CASH FLOWS (CONTINUED)
                       FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998


             1998                            1997               1996
  CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on notes payable          $ (37,596) $(78,968) $       (90,096)
   Net borrowings on line of credit     700,000         -  -
   Proceeds from sale of common stock, net of costs      -    9,950  -
   Proceeds from the sale of warrants         -     3,800  -
   Distributions to shareholders      (2,357,441)        -         -

  Net cash used in financing activities        (1,695,037)  (65,218)  (90,096)

  Net increase (decrease) in cash      (717,414)  685,934  5,508

  CASH, BEGINNING OF YEAR               779,721    93,787  88,279

  CASH, END OF YEAR                   $  62,307 $ 779,721 $        93,787


  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   INTEREST PAID                      $  31,913 $   9,859 $        12,181

   INCOME TAXES PAID                  $   2,300 $   2,200 $        3,400


  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES During the year ended September 30, 1998, the Company sold all of its equipment for cash and assignment of $43,399 in debt on the equipment.

  During the year ended September 30, 1997, the Company issued 150,000 shares of Series A convertible preferred stock for consulting services valued at $5,000.

  During the year ended September 30, 1996, Pacific purchased equipment, automobiles, and improvements of $388,475 by paying $138,416 and assuming related debt on the equipment, automobiles, and improvements of $250,059.

  During the year ended September 30, 1996, the Company issued 9,600,000 shares of common stock to the founders of the Company in exchange for expenses incurred in the organization of the Company.

                                           PACIFIC ENGINEERING SYSTEMS, INC.
                                              NOTES TO  FINANCIAL STATEMENTS
                                                          SEPTEMBER 30, 1998


  NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

       Pacific Engineering Systems, Inc. (the "Company") is a single source provider of design, engineering, construction, and installation services for manufacturing plants and materials processing facilities. The work is performed under fixed price contracts that vary in length from three months to three years. Because the Company's contracts vary in length, the Company uses an operating cycle of one year for financial statement purposes. The Company grants credit to its credit-worthy customers, who are located throughout the United States.

       The Company's Chairman of the Board, Art Granito, founded the Company in the 1970's. Pacific Engineering Company, Inc. ("PEC") was incorporated on November 14, 1990. PEC was engaged in the business of designing, engineering, and installing bulk material handling systems. On March 23, 1995, Pacific Engineering Systems, Inc. ("Pacific") was incorporated in the State of California. At the time Pacific was incorporated, the sole shareholder of PEC was a 95% shareholder of Pacific. (See related party transactions discussed in Note 12). At the time Pacific was formed, PEC stopped taking on new business because the new business was handled by Pacific. In addition, on October 1, 1995, Pacific assumed the rights and obligations of three of PEC's large contracts that would not have been completed as of March 31, 1996, and purchased all of PEC's fixed assets. PEC was dissolved as of March 31, 1996.

       On May 5, 1998, Pacific completed a merger with Health Emporium, Inc. ("HEI"), whereby Pacific merged into HEI by exchanging all of its common stock for 10,920,000 shares of HEI's common stock. For accounting purposes, the transaction has been treated as a recapitalization of Pacific, with Pacific as the accounting acquirer (reverse acquisition), and therefore, all prior period financial statements have been restated as if the merger took place at the
       beginning of such periods.   Simultaneous to the merger, HEI changed
       its name to Pacific Engineering Systems, Inc. HEI was incorporated in the State of Delaware on August 8, 1985 as Jacqueline Beauty Products, Inc., but changed its name to HEI on September 8, 1995.
       HEI had no significant assets or liabilities at the date of the acquisition and did not have significant operations prior to the acquisition. Therefore, no pro forma information is provided.


  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Method of Accounting for Long-Term Construction Contracts
       The accompanying financial statements have been prepared using the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on fixed-fee and unit-price contracts not yet completed.

       The method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

       Because long-term contracts extend over one or more years, changes in job performance, changes in job conditions, and revisions in estimates of cost and earnings during the course of the work are reflected in the accounting period in which the facts that require the revision become known. Claims for additional contract revenue are recognized when realization of the claim is assured and the amount can reasonably be determined.

       At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

       Contracts that are substantially complete are considered closed for financial statement purposes. Revenue earned on contracts in progress in excess of billings (underbillings) is classified as a current asset. Amounts billed in excess of revenue earned
       (overbillings) are classified as current liabilities.

       Net Income (Loss) per Share
       The computation of the per share amounts for the years ended September 30, 1998, 1997, and 1996 is based upon the weighted-average number of common shares and common share equivalents outstanding for the period, unless anti-dilutive.

       Primary and fully diluted earnings (loss) per share were $(0.15) and $(0.03) for the years ended September 30, 1998 and 1996, respectively. For the year ended September 30, 1997, primary earnings per share and fully diluted earnings per share were $0.30 and $0.28, respectively.

       Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Concentration of Credit Risk
       For the year ended September 30, 1998, two of the Company's customers accounted for approximately 42% of the Company's contract revenue.
       In addition, two other customers of the Company accounted for approximately 39% of accounts receivable at September 30, 1998.

       For the year ended September 30, 1997, five of the Company's customers accounted for approximately 87% of the Company's contract revenue. In addition, one of the customers of the Company also accounted for approximately 28% of accounts receivable at September 30, 1997.

       Stock Split
       On May 16, 1998, the Company approved a 2-for-1 stock split of its common stock, which became effective on June 16, 1998 for its shareholders of record at May 16, 1998. This split occurred prior to the issuance of the 10,920,000 shares to the former shareholders of Pacific. All share and per share data have been retroactively restated to reflect this stock split.

       Cash and Cash Equivalents
       For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

       Accounts Receivable
       Accounts receivable consist of amounts due from customers related to fixed-price long-term contracts. Accounts receivables are billed in accordance with the provisions of the related contract which generally require billing to be either based upon the percentage completion of the contract or upon certain performance milestones. It has been the practice of the Company not to bill retainages on contracts, and therefore, the accounts receivable balance at September 30, 1998 does not include retainages receivable. Unbilled retainages were $11,463 and $116,414 as of September 30, 1998 and 1997, respectively. To date, the Company has not experienced material losses resulting from bad debts. As a result, the Company has not established an allowance for doubtful accounts.

       Equipment, Automobiles, and Improvements
       Equipment, automobiles, and improvements are stated at cost. The Company provides for depreciation and amortization using accelerated methods over the estimated useful lives or term of the lease, whichever is shorter, as follows:

            Equipment                        5 years
            Automobiles                      5 years
            Furniture and fixtures           5 years
            Leasehold improvements           7 years

       Recently Issued Accounting Pronouncements
       Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not believe the adoption of SFAS No. 130 will have a material impact on its financial position or results of operations.

       SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires a company to report certain information about its operating segments including factors used to identify the reportable segments and types of products and services from which each reportable segment derives its revenues. The Company has not determined the impact this new standard will have on its financial statements.


  NOTE 3 - CASH

       The Company maintains cash deposits at three banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of September 30, 1998 and 1997, the uninsured portions aggregated to $54,068 and $583,892, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.


  NOTE 4 - CONTRACTS IN PROGRESS

       For the year ended September 30, 1998, contract amounts, accumulated costs, estimated earnings, and the related billings to date on completed contracts and contracts in progress were as follows:
                       Contract                   Contract      Contract
           Gross
                        Amounts                  Revenues          Costs
               Profit

           Total construction activity       $   51,071,713 $    18,221,403
          $15,005,494 $3,215,909

           Construction contracts
                  completed during the
                  year             38,231,335    11,034,451 8,375,025
          2,659,426

                  CONSTRUCTION CONTRACTS
                   IN PROGRESS AT
                   SEPTEMBER 30, 1998        $   12,840,378 $     7,186,952
          $6,630,469 $                                                 556,483

          For the year ended September 30, 1997, contract amounts, accumulated costs, estimated earnings, and the related billings to date on completed contracts and contracts in progress were as follows:
                        Contract                  Contract      Contract
              Gross
                        Amounts                  Revenues          Costs
               Profit

           Total construction activity       $   70,163,378 $    33,244,687
          $24,657,578 $8,587,109

           Construction contracts
                  completed during the
                  year             31,473,336     8,952,042 6,539,533
          2,412,509

                  CONSTRUCTION CONTRACTS
                   IN PROGRESS AT
                   SEPTEMBER 30, 1997        $   38,690,042 $    24,292,645
          $18,118,045 $6                                              ,147,600

          Contracts in progress at September 30 are as follows:

                             Through                                September 30


                              1998
                 1997

           Cumulative costs to date
              $6,876,921 $21,265,111
           Cumulative gross profit to date
              571,899   6,196,991

           Cumulative revenue earned
                7,448,820   27,462,102
           Less progress billings to date
              8,758,080 26,552,496

                   NET CONTRACTS IN PROGRESS
              $(1,309,260)  $909,606

          The following is included in accompanying balance sheet under the following caption as of September 30:

                                                                    September 30


                              1998
                 1997
           Costs, estimated earnings, and prepaid commissions
                   on contracts in progress in excess of billings
              $199,831  $2,123,001
           Billings in excess of costs, estimated earnings, and
                   prepaid commissions on contracts in progress
              1,509,091 1,213,395


                    TOTAL   $                                          (1,309,26
          )              $                                             909,606

  NOTE 5 - EQUIPMENT, AUTOMOBILES, AND IMPROVEMENTS

                   Equipment, automobiles, and improvements at September 30 consisted of the following:


                              1998
                 1997

           Equipment    $  92,717
              $99,317
           Automobiles     - 321,856
           Furniture and fixtures
              166,575   174,575
           Leasehold improvements
              151,795   151,795

                        411,087
                                                                       747,543
           Less accumulated deprecation and amortization
              143,880   188,919

                   TOTAL $267,207
              $558,624


  NOTE 6 - LINE OF CREDIT

          As of September 30, 1998, the Company had a $1,000,000 revolving line of credit agreement with a local bank. Borrowings on the line bear interest at the bank's reference rate (8.5% at September 30, 1998) which is subject to change from time to time. The outstanding borrowings are secured by all property of the Company and a personal guarantee of the Company's Chairman of the Board.

          The line of credit agreement gives the lender the right to declare all unpaid principal and interest immediately due upon default. Per the agreement, the Company will be in default on the line of credit agreement under various circumstances, including if certain events occur with respect to the guarantor. As discussed in Note 13, the line of credit at September 30, 1998 was to expire during October 1998, but was renewed in October 1998 and then renewed again in January 1999. The renewed line of credit will expire on March 15, 1999.


  NOTE 7 - COMMITMENTS AND CONTINGENCIES

       Leases
          The Company leases its operating facility in Anaheim, California. The lease term is 60 months, commencing December 1, 1996 with monthly payments of $26,775. The monthly lease payments increase to $36,880 per month over the term of the lease. The Company has an option to extend the lease for five years at the fair market rent value at that time. Rent expense for its operating facility for the year ending September 30, 1998 was $346,571.

          Minimum annual non-cancelable commitments under the leases described above are as follows:

            Year Ending
           September 30,

                   1999 $425,946
                   2000 436,566
                   2001 442,560
                   2002 73,760

                    TOTAL   $                                        1,378,832

          Employment Agreements
          The Company has entered into employment agreements with two of its key employees that require the Company to pay the employees severance pay if they are involuntarily terminated. At September 30, 1998, the Company would have owed the employees approximately $149,000 had these employees been involuntarily terminated by the Company.

          Year 2000 Issue
          The Company has completed a comprehensive review of its computer systems to all software applications that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K Issue. The Company is also continuing to monitor its computer systems and monitoring the adequacy of the processes and progress of third-party vendors of systems that may be affected by the Year 2000 Issue. The Company is dependent on third-party computer systems and applications, particularly with respect to such initial tasks as accounting, billing and buying, planning, and paying for services. The Company also relies on its own computer systems. The Company expects to complete its Year 2000 compliance program by mid-1999 and anticipates that its total expenditures on such program will not materially affect the Company's results of operations and financial position and will be expensed as incurred.

          While the Company believes that its procedures are designed to be successful, because of the complexity of the Year 2000 Issue and the interdependence of organizations using computer systems, the Company's efforts, or those of third parties with whom the Company interacts, may not be satisfactorily completed in a timely fashion or may cost substantially more to remedy than the amount anticipated. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

  NOTE 8 - INCOME TAXES

          For the years prior to the year ended September 30, 1997, Pacific was an "S" corporation and, therefore, was subject to taxation under the provisions of subchapter "S" of the Internal Revenue Code. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal income taxes on their respective shares of the Company's taxable income. Consequently, the provision for income taxes for the years ended September 30, 1997 and 1996 is the tax expense related to the 1.5% California state income tax that Pacific was subject to under the "S" corporation status.

          The following table presents the current and deferred income tax provision for federal and state income taxes for the year ended September 30, 1998:

           Current
                   Federal  $-
                   State 800

                        800
           Deferred
                   Federal  -
                   State -

                        -

                        PROVISION FOR INCOME TAXES
                                           $800

          The tax components of the deferred income tax assets (liabilities as of September 30, 1998 and the tax effects of temporary differences which give rise to the deferred tax provision (benefit) consist of:

           State taxes  $(23,926)
           Net operating losses
                                  611,679
           Other    272

                        588,025
           Valuation allowance
                                  588,025

                    TOTAL   $-

          The provision for (benefit from) income taxes for the year ended September 30, 1998 differs from the amount that would result from applying the federal statutory rate as follows:

           Statutory regular federal income tax rate


                                                             (34.0%
          )
           State income taxes, net of federal benefit


                                                                  -

           Change in valuation allowance


                                                               33.8

           Other     0.2

                             TOTAL   -%


            NOTE 9 - SHAREHOLDERS' EQUITY

                    Preferred Stock
                    The Company is authorized to issue 5,000,000
                    shares of preferred stock with a par value of $0.001. The Company has the authority to provide for the issuance of all or any of the shares of preferred stock in one or more series and to fix the number of shares in
                    each such series.   As of September 30, 1998,
                    the Company had designated two classes of preferred stock: Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

                    Series A Convertible Preferred Stock
                             The Company has designated 150,000
                             shares of the authorized preferred
                             shares as Series A Convertible
                             Preferred Stock.  Each share of
                             Series A Convertible Preferred Stock
                             is convertible into three shares of
                             common stock after six months from
                             the date of issuance.  In the event
                             of liquidation, dissolution, or
                             other termination of the Company,
                             each share hereof shall be deemed to
                             have been so converted, and shall be
                             entitled to participate therein on
                             the same basis as the outstanding
                             shares of common stock.

                             On August 7, 1997, the Company
                             issued 150,000 shares of Series A
                             Convertible Preferred Stock to PR
                             Sources, Inc. as partial payment for
                             funds due pursuant to a consulting
                             agreement and review of the
                             Company's strategic business goals,
                             operations promotions, and marketing
                             strategies.

                             Series B Convertible Preferred Stock
                             The Company is authorized to issue
                             up to 500,000 shares Series B
                             convertible preferred. Each share of
                             Series B convertible preferred stock
                             is convertible at any time into
                             three shares of common stock at a
                             price of $0.50 per share. In the
                             event liquidation, dissolution or
                             other termination of the Company,
                             each share of Series B convertible
                             preferred stock shall be deemed to
                             have been converted to three shares
                             of common stock, at par value, and
                             shall be entitled to participate
                             therein on the same basis as the
                             outstanding shares of common stock.

                    At September 30, 1998, there were no issued and outstanding shares of Series B convertible preferred stock.

                    Common Stock
                    During the year ended September 30, 1996, the Company issued 9,600,000 shares of common stock to the founders of the parent company in exchange for expenses incurred in the organization of the Company. An additional 118,000 shares of common stock were sold for $9,950, net of related costs.

                    Prior to the merger with Pacific, several officers of HEI agreed to have an aggregate of 4,400,000 of their common shares canceled.
                     As discussed in Note 1, on May 5, 1998,
                    Pacific merged with HEI, and Pacific
                    exchanged all of its common stock for
                    10,920,000 shares of HEI's common stock.
                    Immediately after the merger, there were 16,238,000 shares of common stock issued and outstanding.

                    During the year ended September 30, 1997, the President of HEI was granted an option to purchase up to 300,000 shares of common stock of the Company at a price of $0.50 per share.
                     However, the option was cancelled during
                    April 1998, prior to the merger.

                    Stock Purchase Warrants
                    During 1997, the Company sold 1,900,000 stock purchase warrants for total of $3,800. Each warrant gives the holder the right to purchase one share of the Company's common stock at an exercise price of $0.50 per share. The warrants expire on August 29, 2000. At September 30, 1998, there were 1,900,000 warrants outstanding.


            NOTE 10 - BACKLOG

                    The following schedule summarizes changes in backlog on contracts during the years ended September 30, 1998 and 1997. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at September 30, 1998 and from contractual agreements on which work has not yet begun.

                                          For the Year Ended
                                              September 30,

                                        1998
                           1997

                     Backlog balance, beginning of year

                                             $                      11,227,94
                     $13,316,042
                     New contracts and contract adjustments during

                             the year                               12,381,67
                     31,156,585

                     Sub-total    23,609,615
                                             44,472,627
                     Less contract revenue earned during the year

                                                                    18,221,40
                     33,244,687

                             BACKLOG BALANCE, END OF YEAR

                                             $                       5,388,21
                     $11,227,940


            NOTE 11 - EMPLOYEE BENEFIT PLAN

                    Effective January 1, 1996, the Company
                    adopted a 401(k) profit sharing plan to which employees may make monthly contributions.
                    The plan covers all full-time employees who have completed at least six months of service and have attained the age of 18 years. The plan does not allow for employer matching contributions.


            NOTE 12 - RELATED PARTY TRANSACTIONS

                    As discussed in Note 7, the Company issued
                    9,600,000 shares of common stock to the
                    founders of the parent company in exchange for expenses incurred in the organization of the Company.

                    On October 1, 1995, the Company assumed the rights and obligations of three of PEC's large contracts that would not have been completed as of March 31, 1996. At that time, Art Granito owned 95% of Pacific and 100% of PEC.

                    On October 1, 1995, the Company purchased all of the fixed assets of PEC for $388,875, which was the net book value of the assets on the books of PEC at that time.

                    The majority shareholder of the Company, who
                    is also the Chairman of the Board of the
                    Company, owns 100% of Specialty Assembly,
                    Inc. ("Specialty"), which he purchased in
                    January 1998. Specialty is a sub-contractor, and for the years ended September 30, 1998, 1997, and 1996, it performed $1,685,381,
                    $1,554,216, and $1,449,985, respectively, in
                    sub-contract work for the Company.   The
                    Company owed Specialty $111,265 and $0 at
                    September 30, 1998 and 1997, respectively.

                    During January 1997, Pacific purchased
                    certain equipment, furniture and fixtures, and improvements from the Chairman of the Board for $411,087. The purchase price of the assets was the Chairman of the Board's cost. (The Chairman of the Board purchased the assets during December 1996 and January 1997.)

                    Immediately prior to the merger, Pacific sold certain equipment, autos, and furniture and fixtures to Specialty for $230,682, which was approximately equal to the federal income tax net book value of the assets.

                    The Company subsequently entered into a
                    non-written lease agreement with Specialty to lease assets from Specialty for $20,000 per month. For the year ended September 30, 1998, the Company incurred $100,000 in lease charges from Specialty.

                    Since inception of Pacific, the Company has advanced cash to, and has received cash advances from, the Chairman of the Board, as each party would require funds. At September 30, 1998 and 1997, the Company owed the Chairman of the Board of the Company $209,356 and $385,051, respectively.


            NOTE 13 - SUBSEQUENT EVENTS (UNAUDITED)

                    The Company renewed the line of credit it had with a local bank during January 1999. The new line expires March 15, 1999.

                    In October 1998, the Company issued 2,510,000 stock options to 17 employees and outside consultant(s) at an exercise price of $1.25, vesting in five years or less at 20% ore more per year. Generally, the options granted expire the earlier of six years from the date of grant or the date employment is terminated.